Exhibit 99.2
MINDRAY MEDICAL INTERNATIONAL LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Basis of presentation
The following unaudited pro forma condensed combined statement of operations and explanatory notes have been prepared to illustrate the effect of Mindray Medical International Limited’s (“the Company”) completion of the acquisition of the patient monitoring business of Datascope Corp. (“DPM”) on May 15, 2008, which is based in the United States of America with products sold throughout the world. The purchase method of accounting has been used in the preparation of the accompanying unaudited pro forma condensed combined statement of operations. Under this method of accounting, the purchase consideration is allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values. Management of the Company is responsible for determining the allocation of the purchase consideration. For purposes of the unaudited pro forma condensed combined statement of operations, the fair values were based upon a valuation of tangible and identifiable intangible assets acquired, including estimated useful lives, estimated by the management of the Company. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.
The unaudited pro forma condensed combined statement of operations are derived from the historical statement of operations of the Company and DPM. The unaudited pro forma condensed combined statement of operations gives the pro forma effect of the acquisition as if it had been completed on January 1, 2008 and combines the Company audited consolidated statement of operations for the year ended December 31, 2008 with DPM’s unaudited profit and loss account for the four months ended April 30, 2008.
The unaudited pro forma condensed combined statement of operations should be read in conjunction with the following:
•	The Company’s December 31, 2006, 2007 and 2008 historical audited consolidated financial statements and accompanying disclosures included in its Form 20F

•	DPM’s April 30, 2008 historical audited consolidated financial statements and accompanying disclosures as of and for the ten-months ended April 30, 2008, prepared on a carve out basis, included in item 9.01(a) of this report.
The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect future events that may occur after the acquisition has been completed. As a result of the assumptions, estimates and uncertainties, the accompanying unaudited pro forma condensed combined financial statements do not purport to describe the actual financial condition or results of operations that would have been achieved had the acquisition in fact occurred on the dates indicated, nor does it purport to predict the Company’s future financial position or results of operations. The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achieved with respect to the combined companies, nor do the pro forma adjustments reflect any expenses for future operating changes or one-time integration costs.

MINDRAY MEDICAL INTERNATIONAL LIMITED
UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands, except for share and per share data)

			Proforma
	The Company	DPM (Note 1)	Adjustments	Notes	Combined
Net revenues	$547,527	$53,032	$—		$600,559
Cost of revenues	(250,573)	(30,588)	(969)	(2)	(282,130)

Gross profit	296,954	22,444	(969)		318,429

Operating expenses:
Selling expenses	(80,088)	(11,898)	(830)	(2)	(92,816)
General and administrative expenses	(40,802)	(15,732)	(2,648)	(2, 3)	(59,182)
Research & development expenses	(51,945)	(5,543)	—		(57,488)
Expense of in-progress research & development	(6,600)	—	—		(6,600)

Operating income	117,519	(10,729)	(4,447)		102,343

Other income, net	4,918	2	—		4,920
Interest income	8,361	—	(500)	(5)	7,861
Interest expense	(5,163)	—	(1,041)	(3)	(6,204)

Income before income taxes and non controlling interests	125,635	(10,727)	(5,988)		108,920
Provision for income taxes	(16,948)	—	(219)	(4)	(17,167)
Non controlling interest	—	—	—		—

Net income	$108,687	$(10,727)	$(6,207)		$91,753

Basic earnings per share	$1.01				$0.85

Diluted earnings per share	$0.96				$0.81

Shares used in computation of:
Basic earnings per share	107,366,250				107,366,250

Diluted earnings per share	113,364,756				113,364,756

See the accompanying Notes to Unaudited Pro forma Condensed Combined Statement of Operations

MINDRAY MEDICAL INTERNATIONAL LIMITEDNOTES TO UNAUDITED PRO
FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(US dollars in thousands)
The unaudited pro forma condensed combined statement of operations give effect to the following unaudited pro forma adjustments:
(1)	To include the result of operations of DPM as if the acquisition of DPM had occurred at January 1, 2008. The adjustments represent the results of operations of DPM for the period from January 1, 2008 to the date of acquisition. The operation result of DPM included all costs directly attributable to the DPM and also an allocation of certain general corporate expenses (“Corporate Allocations”) from the Parent. These general corporate allocation expenses primarily relate to expenses arising from the provisions of corporate functions, including finance, legal, marketing, executive management, technology and office services. These expenses were allocated based on estimates that management of the Parent considered as a reasonable reflection of the utilization of services provided to, or benefits received by DPM, as specific identification method was not practical. Accordingly, the pro forma statement of operations is not necessarily indicative of operations going forward.

The acquisition consideration amounted to $215,172, including approximately $5,700 of legal and professional costs, in cash funded through the Company’s internal cash and bank borrowings (See Note (3)).

The allocation of the purchase price to the fair value of DPM’ tangible and identifiable intangible assets acquired and liabilities assumed was estimated by the management of the Company’s with the assistance of an independent appraiser. You should refer to note 4 of the notes to the Consolidated Financial Statements in our annual report on Form 20-F for the year ended December 31, 2008 for the allocation of purchase price to the fair value of DPM’s assets and liabilities.

(2)	Identifiable intangible assets acquired are being amortized using the straight-line basis. The adjustment to reflect amortization expense from January 1,2008 to the date of acquisition is as follows:

	Useful life
Tradename	9 years	$326
Technology	5-7 years	643
Customer Relationship	12 years	830

Total intangible assets acquired		$1,799

The step up value of the property, plant and equipment is being depreciated over its useful life on straight line basis. The adjustment to reflect the additional depreciation from January 1, 2008 to the date of acquisition is as follows:

	Useful life
Building	40 years	$281
Plant and machinery	3-5 years	1,877
Furnitures and fixtures	8 years	246

Total tangible assets acquired		$2,404

(3)	On April 23, 2008, the Company, through its two foreign wholly-owned subsidiaries, entered into a $141,400 term loan facility with the Bank of China (Hong Kong) Limited (“BOCHK”) to partially finance the acquisition of DPM. In connection with the term loan facility, an arrangement fee of $1,096 was incurred and amortized over the term of the loan. The adjustment to reflect interest expense and amortization of deferred finance cost totaled $1,041 and $244 respectively from January 1, 2008 to the date of acquisition. The term loan facility is subject to variable interest rate, LIBOR plus 1% on the outstanding loan amount. Every 0.125% increase in the interest rate will result in an increase in the interest expense of approximately $60 for from January 1, 2008 to the date of acquisition.

(4)	The tax adjustment represented the tax effect of the amortization of acquisition-related intangible assets determined based on the statutory tax rates in France, Germany, Netherlands, Sweden, United Kingdom and United States, ranging from 25.5% to 40.2%.

(5)	This represents the interest income forgone from the investing the cash used to fund the acquisition.